Filed Pursuant to Rule 424(b)(3)

File Number 333-173514; 333-165975; 333-158745; 333-150885

Supplement No. 21

(To prospectus dated April 27, 2011)

NCO GROUP, INC.

$165,000,000 Floating Rate Senior Notes due 2013

$200,000,000 11.875% Senior Subordinated Notes due 2014

This prospectus supplement No. 21 supplements and amends the prospectus dated April 27, 2011, as supplemented and amended by prospectus supplement No. 1 dated May 13, 2011, prospectus supplement No. 2 dated May 31, 2011, prospectus supplement No. 3 dated July 8, 2011, prospectus supplement No. 4 dated August 11, 2011, prospectus supplement No. 5 dated August 15, 2011, prospectus supplement No. 6 dated October 6, 2011, prospectus supplement No. 7 dated October 18, 2011, prospectus supplement No. 8 dated November 14, 2011, prospectus supplement No. 9 dated November 17, 2011, prospectus supplement No. 10 dated November 29, 2011, prospectus supplement No. 11 dated November 30, 2011, prospectus supplement No. 12 dated December 1, 2011, prospectus supplement No. 13 dated December 6, 2011, prospectus supplement No. 14 dated December 14, 2011, prospectus supplement No. 15 dated December 16, 2011, prospectus supplement No. 16 dated March 13, 2012, prospectus supplement No. 17 dated March 14, 2012, prospectus supplement No. 18 dated March 28, 2012, prospectus supplement No. 19 dated April 2, 2012 and prospectus supplement No. 20 dated April 2, 2012 (the “Prospectus”).  This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.

On April 3, 2012, NCO Group, Inc. filed with the Securities and Exchange Commission a Current Report on Form 8-K which included the attached information.

The date of this prospectus supplement is April 3, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):   April 3, 2012

Expert Global Solutions, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-173514; 333-165975; 333-150885; 333-158745	02-0786880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

507 Prudential Road, Horsham, Pennsylvania	19044
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (215) 441-3000

NCO Group, Inc.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 — Other Events

On April 3, 2012, Expert Global Solutions, Inc. (f/k/a NCO Group, Inc.) (the “Company”) issued a press release announcing that it had successfully completed the business combination (the “Merger”) with APAC Customer Services, Inc.  APAC and NCO will both continue as leading brands in the global BPO market operating under the holding company Expert Global Solutions, Inc. Further, based on previous announcements by Moody’s Investors Service and Standard & Poor’s, the Company expects that its current corporate ratings will be upgraded two levels to new ratings of “B2” and “B”, respectively, as a result of the Merger, the New Debt Financing (as defined and described below) and the other transactions described in this Current Report.

The Company also announced that, in connection with the Merger, it entered into a new credit facility of approximately $1 billion, including a $120 million revolving credit facility (the “New Debt Financing”). The Company used a portion of the proceeds to pay off the existing borrowings under the Company’s current November 15, 2006 credit agreement, as amended. In addition, the Company used a portion of the proceeds from the New Debt Financing to purchase all of its $200 million aggregate principal amount of 11.875% Senior Subordinated Notes due 2014 (CUSIP No. 65338LAA7) (the “2014 Notes”) and its $165 million aggregate principal amount of Floating Rate Senior Notes due 2013 (CUSIP No. 65338LAB5) (the “2013 Notes” and together with the 2014 Notes, the “Existing Notes”) tendered pursuant to the Company’s previously announced two cash tender offers and consent solicitations (collectively, the “Offers”).  The Company also announced that it issued a notice of redemption for any Existing Notes that remained outstanding following the consummation of the Offers.

A copy of the press release is attached hereto as Exhibit 99.1.

Certain statements in this current report, including, without limitation, statements as to synergies resulting from the combination with APAC, and all other statements in this current report, other than historical facts, are forward-looking statements, as such term is defined in the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Forward-looking statements are subject to risks and uncertainties, are subject to change at any time and may be affected by various factors that may cause actual results to differ materially from the expected or planned results. In addition to the factors discussed above, certain other factors, including without limitation, risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2010, can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements. The Company disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

Item 9.01 — Financial Statements and Exhibits

(d)           Exhibits

No.	Description

99.1	Press Release dated April 3, 2012.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPERT GLOBAL SOLUTIONS, INC. (F/K/A NCO GROUP, INC.)

Date: April 3, 2012	By:	/s/ Joshua Gindin
	Name:	Joshua Gindin
	Title:	Executive Vice President and General Counsel

3

Exhibits

No.	Description
99.1	Press Release dated April 3, 2012.

4

Exhibit 99.1

NEWS RELEASE

For Immediate Release

NCO GROUP ANNOUNCES COMPLETION OF

APAC MERGER AND REFINANCING

Merger solidifies leaders in Global CRM and ARM BPO Marketplace

HORSHAM, PA — April 3, 2012 — NCO Group, Inc., a leading provider of business process outsourcing services, announced today that it has completed the merger with APAC Customer Services, Inc.  In connection with the Merger, the Company entered into a new credit facility of approximately $1 billion, including a $120 million revolving credit facility.

APAC and NCO will both continue as leading brands in the global BPO market, operating under the holding company Expert Global Solutions, Inc.   With combined revenues of approximately $2 billion, APAC and NCO will be a fully scaled BPO provider in both the CRM and ARM segments, serving 40% of the Fortune 500.

In addition to the merger, the Company has created a long term capital structure that will provide further expanded credit availability and debt maturities extending to 2017 and beyond.  Based on previous announcements by Moody’s Investors Service and Standard & Poor’s, the Company expects that its current corporate ratings will be upgraded two levels to new ratings of “B2” and “B”, respectively.

Commenting on the merger and new financing structure of the company, Ron Rittenmeyer, CEO, Expert Global Solutions , stated, “As a result of this merger, we now have one of the most comprehensive, unique, and compelling BPO offerings in the marketplace.  Our clients have the benefit of a fully scaled and global partner serving all aspects of the CRM and ARM industry. The EGS worldwide team of associates is highly trained and focused on our customer’s quality, compliance and experience.”

A summary of some of the key attributes of the combined company are:

•                  Combined revenues of approximately $2 billion

•                  Over 40,000 employees

•                  14 countries

•                  Over 120 contact centers

•                  On-shore, nearshore, offshore, work @ home solutions

•                  Clients include over 40% of Fortune 500

•                  Vertical expertise and BPO domain experience in many markets, including: Financial Services, Insurance, Healthcare, Pharmaceuticals, Transportation, Logistics, Government, Telecommunications, Cable, Technology, Retail, Education, Utilities, among others

About APAC

APAC is a global leader of Customer Care BPO services and solutions including sales, customer care, technical support, and back-office services.  APAC’s clients include some of the most recognized brands in the world across all major market verticals.  APAC operates via a world-class technology and operational delivery platform that spans North America, Latin America, Europe, Africa and Asia. APAC is an equal opportunity employer.  For more information, visit APAC’s website at www.apaccustomerservices.com.

About NCO

NCO is a leading global provider of business process outsourcing services, including accounts receivable management, revenue cycle management, and order to cash BPO services.  NCO provides services across multiple vertical markets through a combination of voice, chat, email, voice automation, back-office, social media, and self-help portals.  NCO provides services through over 120 offices throughout North America, Latin America, Asia, Europe, and Australia. NCO is an equal opportunity employer.  For more information, visit NCO’s website at www.ncogroup.com.

About EGS

Expert Global Solutions is the holding company for APAC and NCO. EGS leads and manages both APAC and NCO brands in the market addressing the needs of its customers as a fully scaled and global partner serving all aspects of the CRM and ARM customer lifecycle.  EGS offers clients the unique compliment of scale and a customized CRM and ARM service delivery platform.   EGS is an equal opportunity employer.

Media Contact:

Tom Hoy / 215-441-2139

SVP, Marketing

APAC Customer Services | NCO Group